SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of contents

Company information

Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/01/2019 to 3/31/2019	10
1/01/2018 to 3/31/2018	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Interim Financial Information	21
Comments on the Company’s Projections	80
Other Information Deemed as Relevant by the Company	81
Reports and Statements
Unqualified Reports on Special Review	83
Executive Officers’ Statement on the Financial Statements	84
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	85

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	3/31/2019
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Proceed per Share (Reais / Share)
Board of Directors’ Meeting	3/28/2019	Interest on Equity		Common		1.15900

PAGE: 2 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Assets (R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2019	12/31/2018
1	Total Assets	43,313,455	43,565,118
1.01	Current Assets	4,927,761	5,602,242
1.01.01	Cash and Cash Equivalents	2,205,083	3,029,191
1.01.03	Accounts Receivables	2,143,760	2,017,481
1.01.03.01	Trade Receivables	1,974,708	1,843,333
1.01.03.02	Other Receivables	169,052	174,148
1.01.03.02.01	Related-Party Balances	169,052	174,148
1.01.04	Inventories	70,572	65,596
1.01.06	Recoverable Taxes	336,079	380,703
1.01.06.01	Current Recoverable Taxes	336,079	380,703
1.01.08	Other Current Assets	172,267	109,271
1.01.08.03	Other	172,267	109,271
1.01.08.03.01	Restricted Cash	25,993	31,900
1.01.08.03.20	Other Receivables	146,274	77,371
1.02	Noncurrent Assets	38,385,694	37,962,876
1.02.01	Long-Term Assets	9,061,435	8,590,597
1.02.01.04	Accounts Receivable	197,170	209,083
1.02.01.04.01	Trade Receivables	197,170	209,083
1.02.01.09	Receivables from Related Parties	670,019	669,102
1.02.01.09.03	Receivables from Controlling Shareholders	670,019	669,102
1.02.01.10	Other Noncurrent Assets	8,194,246	7,712,412
1.02.01.10.04	Escrow Deposits	201,645	152,018
1.02.01.10.05	Water National Agency (ANA)	43,965	49,136
1.02.01.10.06	Contract Asset	7,837,583	7,407,948
1.02.01.10.20	Other Receivables	111,053	103,310
1.02.02	Investments	104,661	92,207
1.02.02.01	Equity Investments	57,053	44,587
1.02.02.01.03	Equity Investments in Jointly-Owned Subsidiaries	57,053	44,587
1.02.02.02	Investment Properties	47,608	47,620
1.02.03	Property, Plant and Equipment	279,120	267,612
1.02.04	Intangible Assets	28,940,478	29,012,460
1.02.04.01	Intangible Assets	28,940,478	29,012,460
1.02.04.01.01	Concession Agreements	5,317,760	5,305,353
1.02.04.01.02	Program Contracts	9,825,474	9,857,480
1.02.04.01.03	Service Contracts	13,258,443	13,391,452
1.02.04.01.04	Software License of Use	447,257	458,175
1.02.04.01.05	Right of Use	91,544	0

PAGE: 3 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2019	12/31/2018
2	Total Liabilities	43,313,455	43,565,118
2.01	Current Liabilities	4,874,771	5,398,632
2.01.01	Labor and Pension Plan Liabilities	510,708	564,830
2.01.01.01	Social Security Liabilities	26,275	48,539
2.01.01.02	Labor Liabilities	484,433	516,291
2.01.02	Trade Payables	427,383	465,993
2.01.02.01	Domestic Suppliers	427,377	465,993
2.01.02.02	Foreign Suppliers	6	0
2.01.03	Tax Liabilities	168,037	200,563
2.01.03.01	Federal Tax Liabilities	164,659	196,014
2.01.03.01.02	PIS-Pasep and Cofins Payable	91,405	82,381
2.01.03.01.03	INSS (social security contribution) Payable	37,780	38,871
2.01.03.01.20	Other Federal Taxes	35,474	74,762
2.01.03.03	Municipal Tax Liabilities	3,378	4,549
2.01.04	Borrowings and Financing	1,488,194	2,103,612
2.01.04.01	Borrowings and Financing	979,538	1,035,025
2.01.04.01.01	In Local Currency	229,258	296,525
2.01.04.01.02	In Foreign Currency	750,280	738,500
2.01.04.02	Debentures	445,694	1,049,510
2.01.04.03	Financing through Finance Lease	62,962	19,077
2.01.05	Other Liabilities	1,776,055	1,605,247
2.01.05.01	Payables to Related Parties	680	8,694
2.01.05.01.03	Payables to Controlling Shareholders	680	8,694
2.01.05.02	Other	1,775,375	1,596,553
2.01.05.02.01	Dividends and Interest on Equity Payable	673,744	673,765
2.01.05.02.04	Services Payable	580,377	454,022
2.01.05.02.05	Refundable Amounts	40,174	13,419
2.01.05.02.06	Program Contract Commitments	260,017	230,695
2.01.05.02.07	Public-Private Partnership (PPP)	122,431	137,827
2.01.05.02.09	Indemnities	11,257	11,257
2.01.05.02.20	Other Liabilities	87,375	75,568
2.01.06	Provisions	504,394	458,387
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	246,487	169,060
2.01.06.01.01	Tax Provisions	33,775	33,434
2.01.06.01.02	Social Security and Labor Provisions	134,875	56,243
2.01.06.01.04	Civil Provisions	77,837	79,383
2.01.06.02	Other Provisions	257,907	289,327
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	14,260	14,175
2.01.06.02.04	Provisions for Customers	217,300	231,547
2.01.06.02.05	Provisions for Suppliers	26,347	43,605
2.02	Noncurrent Liabilities	18,239,705	18,614,798
2.02.01	Borrowings and Financing	10,692,566	11,049,184
2.02.01.01	Borrowings and Financing	8,062,070	8,153,545
2.02.01.01.01	In Local Currency	2,202,979	2,222,636
2.02.01.01.02	In Foreign Currency	5,859,091	5,930,909
2.02.01.02	Debentures	2,030,328	2,346,050

PAGE: 4 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position - Liabilities (R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2019	12/31/2018
2.02.01.03	Financing through Finance Lease	600,168	549,589
2.02.02	Other Liabilities	6,886,552	6,869,897
2.02.02.02	Other	6,886,552	6,869,897
2.02.02.02.04	Pension Plan Liabilities	2,986,813	2,970,009
2.02.02.02.05	Program Contract Commitments	117,471	142,314
2.02.02.02.06	Public-Private Partnership (PPP)	3,279,258	3,275,297
2.02.02.02.07	Indemnities	31,146	31,146
2.02.02.02.08	Labor Liabilities	150,372	126,673
2.02.02.02.09	Deferred Cofins/Pasep	140,007	140,830
2.02.02.02.20	Other Liabilities	181,485	183,628
2.02.03	Deferred Taxes	294,666	261,242
2.02.03.01	Deferred Income Tax and Social Contribution	294,666	261,242
2.02.03.01.01	Deferred Income Tax and Social Contribution	294,666	261,242
2.02.04	Provisions	365,921	434,475
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	187,487	262,970
2.02.04.01.01	Tax Provisions	20,580	21,810
2.02.04.01.02	Social Security and Labor Provisions	160,204	235,760
2.02.04.01.04	Civil Provisions	6,703	5,400
2.02.04.02	Other Provisions	178,434	171,505
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	173,592	156,244
2.02.04.02.04	Provisions for Customers	4,842	15,261
2.03	Equity	20,198,979	19,551,688
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserve	5,100,783	5,100,783
2.03.04.01	Legal Reserve	1,200,030	1,200,030
2.03.04.08	Additional Dividend Proposed	60,331	60,331
2.03.04.10	Reserve for Investments	3,840,422	3,840,422
2.03.05	Retained Earnings/Accumulated Losses	647,291	0
2.03.06	Equity Valuation Adjustments	-549,095	-549,095

PAGE: 5 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 3/31/2019	1/01/2018 to 3/31/2018
3.01	Revenue from Sales and/or Services	3,878,504	3,699,668
3.02	Cost of Sales and/or Services	-2,337,103	-2,139,237
3.02.01	Cost of Sales and/or Services	-1,747,145	-1,506,585
3.02.02	Construction Cost	-589,958	-632,652
3.03	Gross Profit	1,541,401	1,560,431
3.04	Operating Income/Expenses	-399,745	-477,826
3.04.01	Selling Expenses	-198,955	-224,155
3.04.01.01	Selling Expenses	-191,195	-175,524
3.04.01.02	Allowance for Doubtful Accounts	-7,760	-48,631
3.04.02	General and Administrative Expenses	-210,381	-267,980
3.04.04	Other Operating Income	13,385	17,425
3.04.04.01	Other Operating Income	14,992	19,460
3.04.04.02	Cofins and Pasep	-1,607	-2,035
3.04.05	Other Operating Expenses	-5,558	-5,933
3.04.06	Equity Results	1,764	2,817
3.05	Income before Financial Result and Taxes	1,141,656	1,082,605
3.06	Financial Result	-150,456	-193,933
3.06.01	Financial Income	102,200	77,099
3.06.01.01	Financial Income	107,950	80,999
3.06.01.02	Exchange Gains	-731	-134
3.06.01.03	Cofins and Pasep	-5,019	-3,766
3.06.02	Financial Expenses	-252,656	-271,032
3.06.02.01	Financial Expenses	-252,477	-159,017
3.06.02.02	Exchange Losses	-179	-112,015
3.07	Earnings before Income Tax	991,200	888,672
3.08	Income Tax and Social Contribution	-343,909	-308,241
3.08.01	Current	-310,485	-325,870
3.08.02	Deferred	-33,424	17,629
3.09	Net Result from Continued Operations	647,291	580,431
3.11	Profit/Loss for the Period	647,291	580,431
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.94701	0.84919
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.94701	0.84919

PAGE: 6 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income (R$ thousand)

Code	Description	YTD Current Year 1/01/2019 to 3/31/2019	YTD Previous Year 1/01/2018 to 3/31/2018
4.01	Net Income for the Period	647,291	580,431
4.03	Comprehensive Income for the Period	647,291	580,431

PAGE: 7 of 84

ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 3/31/2019	1/01/2018 to 3/31/2018
6.01	Net Cash from Operating Activities	589,840	662,016
6.01.01	Cash from Operations	1,493,474	1,557,019
6.01.01.01	Profit before Income Tax and Social Contribution	991,200	888,672
6.01.01.02	Provision and Inflation Adjustments on Provisions	46,101	36,513
6.01.01.04	Finance Charges from Customers	-197,962	-60,324
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	3,143	4,282
6.01.01.06	Depreciation and Amortization	410,863	327,899
6.01.01.07	Interest on Borrowings and Financing Payable	138,978	119,242
6.01.01.08	Monetary and Exchange Change on Borrowings and Financing	17,207	131,664
6.01.01.09	Interest and Monetary Changes on Liabilities	9,524	8,099
6.01.01.10	Interest and Monetary Changes on Assets	-75,621	-3,929
6.01.01.11	Allowance for Doubtful Accounts	11,070	48,631
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	-19,313	7,387
6.01.01.13	Equity Results	-1,764	-2,817
6.01.01.15	Other Adjustments	-13,163	6,303
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	119,920	0
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Contracts	-13,569	-14,551
6.01.01.18	Pension Plan Liabilities	66,860	59,948
6.01.02	Changes in Assets and Liabilities	-412,002	-477,063
6.01.02.01	Trade Receivables	98,414	-77,646
6.01.02.02	Related-Party Balances and Transactions	11,513	28,282
6.01.02.03	Inventories	-4,976	10,179
6.01.02.04	Recoverable Taxes	44,624	86,069
6.01.02.05	Other Receivables	-36,159	-112,021
6.01.02.06	Escrow Deposits	-12,324	-21,891
6.01.02.08	Accounts Payable to Suppliers and Contractors	-328,719	-244,286
6.01.02.09	Salaries, Payroll Charges and Social Contributions	-34,809	37,686
6.01.02.10	Pension Plan Liabilities	-50,056	-52,328
6.01.02.11	Taxes and Contributions Payable	-92,543	-160,978
6.01.02.12	Services Payable	6,435	107,577
6.01.02.13	Other Liabilities	56,069	4,304
6.01.02.14	Provisions	-68,648	-80,597
6.01.02.15	Deferred Cofins/Pasep	-823	-1,413
6.01.03	Other	-491,632	-417,940
6.01.03.01	Interest Paid	-241,164	-196,060
6.01.03.02	Income Tax and Social Contribution Paid	-250,468	-221,880
6.02	Net Cash from Investing Activities	-233,143	-228,659
6.02.01	Acquisition of Intangible Assets	-209,552	-229,976
6.02.02	Acquisition of Property, Plant and Equipment	-18,796	-2,786
6.02.03	Increase in Investments	-10,702	-655
6.02.04	Restricted Cash	5,907	4,758
6.03	Net Cash from Financing Activities	-1,180,805	247,458

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 3/31/2019	1/01/2018 to 3/31/2018
6.03.01	Funding	103,815	943,048
6.03.02	Amortization	-1,154,042	-681,698
6.03.03	Payment of Interest on Equity	-21	0
6.03.04	Public-Private Partnership (PPP)	-129,157	-13,892
6.03.05	Program Contract Commitments	-1,400	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	-824,108	680,815
6.05.01	Opening Cash and Cash Equivalents	3,029,191	2,283,047
6.05.02	Closing Cash and Cash Equivalents	2,205,083	2,963,862

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2019 to 3/31/2019 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.03	Restated Opening Balances	15,000,000	0	5,100,783	0	-549,095	19,551,688
5.05	Total Comprehensive Income	0	0	0	647,291	0	647,291
5.05.01	Net Income for the Period	0	0	0	647,291	0	647,291
5.07	Closing Balances	15,000,000	0	5,100,783	647,291	-549,095	20,198,979

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2018 to 3/31/2018 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.03	Restated Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.05	Total Comprehensive Income	0	0	0	580,431	0	580,431
5.05.01	Net Income for the Period	0	0	0	580,431	0	580,431
5.07	Closing Balances	10,000,000	0	8,051,110	580,431	-538,101	18,093,440

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added (R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2019 to 3/31/2019	1/01/2018 to 3/31/2018
7.01	Revenue	4,146,906	3,898,878
7.01.01	Goods, Products and Services Sold	3,536,147	3,280,846
7.01.02	Other Revenue	14,992	19,460
7.01.03	Revenue from Construction of Own Assets	603,527	647,203
7.01.04	Allowance for/Reversal of Doubtful Accounts	-7,760	-48,631
7.02	Inputs Acquired from Third Parties	-1,476,216	-1,390,017
7.02.01	Costs of Sales and Services	-1,252,380	-1,124,975
7.02.02	Materials, Electricity, Outside Services and Others	-218,278	-259,109
7.02.04	Other	-5,558	-5,933
7.03	Gross Value Added	2,670,690	2,508,861
7.04	Retentions	-410,863	-327,899
7.04.01	Depreciation, Amortization and Depletion	-410,863	-327,899
7.05	Net Value Added Produced	2,259,827	2,180,962
7.06	Wealth Received in Transfer	108,983	83,682
7.06.01	Equity Results	1,764	2,817
7.06.02	Financial Income	107,219	80,865
7.07	Total Value Added to Distribute	2,368,810	2,264,644
7.08	Value Added Distribution	2,368,810	2,264,644
7.08.01	Personnel	622,298	570,360
7.08.01.01	Salaries and Wages	395,114	389,100
7.08.01.02	Benefits	206,362	139,950
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	20,822	41,310
7.08.02	Taxes and Contributions	753,670	679,408
7.08.02.01	Federal	705,250	636,987
7.08.02.02	State	34,489	30,019
7.08.02.03	Municipal	13,931	12,402
7.08.03	Value Distributed to Providers of Capital	345,551	434,445
7.08.03.01	Interest	332,670	414,156
7.08.03.02	Rental	12,881	20,289
7.08.04	Value Distributed to Shareholders	647,291	580,431
7.08.04.03	Retained Earnings / Accumulated Loss for the Period	647,291	580,431

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Performance

1.    Financial highlights

R$ million

			Var.
	1Q19	1Q18	R$	%
Gross operating revenue(1)	3,536.1	3,280.8	255.3	7.8
Construction revenue	603.5	647.2	(43.7)	(6.8)
COFINS and PASEP and TRCF taxes (2)	(261.1)	(228.4)	(32.7)	14.3
(=) Net operating revenue	3,878.5	3,699.6	178.9	4.8
Costs and expenses	(2,156.4)	(1,998.7)	(157.7)	7.9
Construction costs	(590.0)	(632.7)	42.7	(6.7)
Equity result	1.8	2.8	(1.0)	(35.7)
Other operating revenue (expenses), net	7.8	11.5	(3.7)	(32.2)
(=) Earnings before financial result, income tax and social contribution	1,141.7	1,082.5	59.2	5.5
Financial result	(150.5)	(193.9)	43.4	(22.4)
(=) Earnings before income tax and social contribution	991.2	888.6	102.6	11.5
Income tax and social contribution	(343.9)	(308.2)	(35.7)	11.6
(=) Net income	647.3	580.4	66.9	11.5
Earnings per share (R$) *	0.95	0.85

(1)   Includes Regulation, Control and Inspection Fee (TRCF), totaling R$ 16.7 million in 1Q19 and R$ 15.5 million in 1Q18.

(2)   Includes TRCF transfer, totaling R$ 14.6 million in 1Q19 and R$ 13.5 million in 1Q18.

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.
	1Q19	1Q18	R$	%
Net income	647.3	580.4	66.9	11.5
Income tax and social contribution	343.9	308.2	35.7	11.6
Financial result	150.5	193.9	(43.4)	(22.4)
Other operating revenue (expenses), net	(7.8)	(11.5)	3.7	(32.2)
(=) Adjusted EBIT *	1,133.9	1,071.0	62.9	5.9
Depreciation and amortization	410.8	328.0	82.8	25.2
(=) Adjusted EBITDA **	1,544.7	1,399.0	145.7	10.4
(%) Adjusted EBITDA margin	39.8	37.8

* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q19, net operating revenue, which considers construction revenue, totaled R$ 3,878.5 million, up 4.8% year-over-year.

Costs and expenses, which consider construction costs, totaled R$ 2,746.4 million, up 4.4% year-over-year.

Adjusted EBIT, totaling R$ 1,133.9 million, up 5.9% over the R$ 1,071.0 million reported in 1Q18.

Adjusted EBITDA, totaling R$ 1,544.7 million, up 10.4% over the R$ 1,399.0 million reported in 1Q18 (R$ 6,686.3 million in the last 12 months).

The adjusted EBITDA margin in 1Q19 was of 39.8%, over 37.8% in 1Q18 (41.1% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin reached 46.8% in 1Q19, over 45.4% in 1Q18 (49.1% in the last 12 months).

In 1Q19, net income reached R$ 647.3 million, over a net income of R$ 580.4 million in 1Q18.

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Comments on the Company’s Performance

2.    Gross operating revenue

The gross operating revenue related to the sanitation services, totaling R$ 3,536.1 million, which does not consider construction revenue, had an increase of R$ 255.3 million or 7.8%, when compared to the R$ 3,280.8 million in 1Q18.

The main factors that led to the increase were:

•      3.5% tariff repositioning index since June 2018;

•      3.1% increase in total billed volume: 0.3% in water and 6.6% in sewage; and

•      Beginning of operations in the municipality of Guarulhos in January 2019, generating an increase of R$ 70.2 million in operating revenue.

3.   Construction revenue

Construction revenue decreased by R$ 43.7 million or 6.8% year-over-year. This variation was mainly due to the increase in asset investments carried out in 1Q18, mostly in São Lourenço Production System (PPP).

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Comments on the Company’s Performance

4.   Billed volume

The tables below show billed volumes of water and sewage, quarter-over-quarter, according to the consumer category and region.

QUARTER
WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million’ m3
	Water			Sewage			Water + Sewage
Category	1Q19	1Q18%		1Q19	1Q18%		1Q19	1Q18%
Residential	432.1	406.8	6.2	369.7	346.5	6.7	801.8	753.3	6.4
Commercial	43.6	42.0	3.8	42.3	40.0	5.7	85.9	82.0	4.8
Industrial	8.2	7.8	5.1	9.9	9.7	2.1	18.1	17.5	3.4
Public	10.4	9.7	7.2	9.3	8.7	6.9	19.7	18.4	7.1
Total retail	494.3	466.3	6.0	431.2	404.9	6.5	925.5	871.2	6.2
Wholesale (3)	38.3	64.7	(40.8)	8.6	7.7	11.7	46.9	72.4	(35.2)
Total	532.6	531.0	0.3	439.8	412.6	6.6	972.4	943.6	3.1
WATER AND SEWAGE BILLED VOLUME(1) PER REGION – million m3
	Water			Sewage			Water + Sewage
Region	1Q19	1Q18	Var. %	1Q19	1Q18	Var. %	1Q19	1Q18	Var. %
Metropolitan	322.2	299.7	7.5	281.3	260.7	7.9	603.7	560.4	7.7
Regional (2)	172.1	166.6	3.3	149.9	144.2	4.0	322.0	310.8	3.6
Total retail	494.3	466.3	6.0	431.2	404.9	6.5	925.5	871.2	6.2
Wholesale (3)	38.3	64.7	(40.8)	8.6	7.7	11.7	46.9	72.4	(35.2)
Total	532.6	531.0	0.3	439.8	412.6	6.6	972.4	943.6	3.1

(1)Unaudited
(2)Including coastal and interior regions
(3)Wholesale volumes of reuse water and non-domestic sewage are included

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Comments on the Company's Performance

5.   Costs, administrative & selling expenses and construction costs

Costs, administrative and commercial expenses and construction costs increased by R$ 115.0 million in 1Q19 (4.4%). Excluding construction costs, there was an increase of R$ 157.7 million (7.9%).

As a participation of net revenue, administrative and selling expenses and construction costs accounted for 70.8% in 1Q19, versus  71.1% in 1Q18.

R$ million

			Var.
	1Q19	1Q18	R$	%
Salaries and payroll charges and Pension plan obligations	681.0	630.0	51.0	8.1
General supplies	57.4	55.0	2.4	4.4
Treatment supplies	86.7	75.9	10.8	14.2
Services	422.2	377.1	45.1	12.0
Electricity	283.0	221.9	61.1	27.5
General expenses	191.7	246.2	(54.5)	(22.1)
Tax expenses	15.8	16.0	(0.2)	(1.3)
Sub-total	1,737.8	1,622.1	115.7	7.1
Depreciation and amortization	410.8	328.0	82.8	25.2
Allowance for doubtful accounts	7.8	48.6	(40.8)	(84.0)
Sub-total	418.6	376.6	42.0	11.2
Costs, administrative and selling expenses	2,156.4	1,998.7	157.7	7.9
Construction costs	590.9	632.7	(42.7)	(6.7)
Costs, adm. & selling expenses and construction costs	2,746.4	2,631.4	115.0	4.4
% of net revenue	70.8	71.1

5.1.  Salaries and payroll charges and Pension plan obligations

In 1Q19, there was an increase of R$ 51.0 million or 8.1%, due to the following:

•      Increase of R$ 53.3 million in medical expenses;

•      Increase of R$ 13.3 million in salaries, mainly due to the salary increase of 1.3% in May 2018, the hiring of 1,019 employees in 2018 and the application of 1.0% referring to the Carrier and Salaries Plan (Plano de Cargos e Salários) in February 2019;

•      Higher overtime expense, reaching R$ 7.5 million; and

•      Increase in expenses with meal voucher and food supplies basket, reaching R$ 5.0 million.

The above increases were partially offset due to:

•      Decrease of R$ 25.5 million in the provision for the Profit-Sharing Program; and

•      Lower provision for retired Consent Decree (Termo de Ajustamento de Conduta – TAC) expenses, reaching R$ 5.3 million.

5.2.  Treatment materials

Increase of R$ 10.8 million or 14.2%, mainly due to the greater need to use coagulants and disinfectants in the water treatment, mainly in Water Treatment Station ABV.

5.3.  Services

Expenses with services, totaling R$ 422.2 million, increased by R$ 45.1 million or 12.0% over the R$ 377.1 million in 1Q18. The increase was mainly due the:

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Comments on the Company's Performance

•      Increase of hiring of technical and professional services in 1Q19, totaling R$ 20.4 million, mainly related to: (i) the start of operations in the municipality of Guarulhos in January 2019, totaling R$ 7.6 million; (ii) services of management and operation of call centers, totaling R$ 3.1 million; and (iii) maintenance services and IT technical support, totaling R$ 2.9 million; and

•      Greater use of maintenance services in water and sewage networks and systems, totaling R$ 16.2 million.

5.4.  Electricity

Electricity expenses totaled R$ 283.0 million in 1Q19, up R$ 61.1 million or 27.5% over R$ 221.9 million in 1Q18. The key factors that influenced this variation were:

•      Average decrease of 2.2% in energy prices of the Free market tariffs (Ambiente de Contratação Livre - ACL), down 5.3% in consumption;

•      Average increase of 34.6% in the Grid market tariffs (Tarifas de Uso do Sistema de Distribuição - TUSD), down 26.2% in consumption; and

•      Average increase of 16.1% in Regulated market tariffs (Ambiente de Contratação Regulada - ACR), up 43.8% in consumption.

In 1Q19, of total electricity expenses, the free market accounted for 22%, while TUSD corresponded to 11% and the regulated market accounted for 67% of this total.

5.5.  General expenses

A decrease of R$ 54.5 million or 22.1%, totaling R$ 191.7 million in 1Q19, over R$ 246.2 million in 1Q18, mainly due to reversals of lawsuits, totaling R$ 45.9 million, due to changes in expected loss.

5.6.  Depreciation and amortization

Depreciation and amortization expenses increased R$ 82.8 million or 25.2%, due to the start-up of intangible assets, totaling R$ 6.1 billion, of which R$ 3.2 billion referring to the São Lourenço Production System.

5.7.  Allowance for doubtful accounts

Decrease of R$ 40.8 million, mainly due to the lower delinquency rate in 1Q19, of which R$ 29.9 million is related to the provisioning of revenue losses with the municipality of Guarulhos in 1Q18.

6. Financial result				R$ million
			Var.
	1Q19	1Q18	R$	%
Financial expenses, net of income	(150.7)	(67.2)	(83.5)	124.3
Net monetary and exchange variation	0.2	(126.7)	126.9	(100.2)
Financial result	(150.5)	(193.9)	43.4	(22.4)

PAGE: 17 of 84

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Comments on the Company's Performance

6.1. Financial expenses, net of income

R$ million

Var.
1Q19	1Q18	R$	%

Financial expenses

Interest and charges on domestic loans and financing	(81.2)	(78.2)	(3.0)	3.8
Interest and charges on international loans and financing	(42.4)	(36.6)	(5.8)	15.8
Other financial expenses	(104.2)	(14.9)	(89.3)	599.3
Total financial expenses	(227.8)	(129.7)	(98.1)	75.6
Financial income	77.1	62.5	14.6	23.4
Financial expenses net of income	(150.7)	(67.2)	(83.5)	124.3
6.1.1. Financial expenses Increase of R$ 98.1 million, mainly due to:

•      Increase of R$ 5.8 million in interest and charges on foreign loans and financing, mainly due to the higher US dollar appreciation in 1Q19 (0.6%), when compared to the appreciation in 1Q18 (0.5%); and

•      Increase of R$ 89.3 million in other financial expenses, mainly due to: (i) higher recognition of interest related to the Public-Private Partnership contracts in 1Q19, reaching R$ 53.4 million, due to the full start-up of operations of the São Lourenço Production System, in July 2018; and (ii) higher recognition of interest on lawsuits, totaling R$ 32.4 million.

6.1.2. Financial income

Increase of R$ 14.6 million, mainly due to the higher recognition of interest on installment agreements in 1Q19.

6.2. Monetary and exchange variation, net				R$ million
			Var.
	1Q19	1Q18	R$	%
Monetary variation on loans and financing	(16.7)	(19.6)	2.9	(14.8)
Currency exchange variation on loans and financing	(0.2)	(112.0)	111.8	(99.8)
Other monetary variations	(8.0)	(9.7)	1.7	(17.5)
Monetary/exchange rate variation on liabilities	(24.9)	(141.3)	116.4	(82.4)
Monetary/exchange rate variation on assets	25.1	14.6	10.5	71.9
Monetary/exchange rate variation, net	0.2	(126.7)	126.9	(100.2)

The effect of the net monetary and exchange rate variations in 1Q19 decreased R$ 126.9 over 1Q18, mainly due to the decrease of R$ 111.8 million in exchange rate changes on loans and financing due to the depreciation of the yen versus the real in 1Q19 (-0.2%), when compared to the appreciation in 1Q18 (6.3%), and the fact that the US dollar had no significant variation in the comparison period.

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Comments on the Company's Performance

7.   Income tax and social contribution

The increase of R$ 35.7 million was due to the higher taxable income in 1Q19, mainly affected by the increase in operating revenue, mostly due to the beginning of the operation in the city of Guarulhos; and mitigated by the increase in costs with electricity and salaries.

8.   Indicators

8.1.  Operating

Operating indicators (*)	1Q19	1Q18%
Water connections (1)	9,484	8,908	6.5
Sewage connections (1)	7,893	7,345	7.5
Population directly served - water (2)	26.2	24.9	5.2
Population directly served - sewage (2)	22.8	21.6	5.6
Number of employees	14,213	13,610	4.4
Water volume produced (3)	719	702	2.5
IPM – Measured water loss (%)	29.9	30.4	(0.5)
IPDt (liters/connection x day)	291	298	(2.3)

(1) Total connections, active and inactive, in thousand units at the end of the period
(2) In million inhabitants, at the end of the period. Does not include wholesale
(3) In millions of cubic meters
(*) Unaudited

8.2.  Economic

Economic Variables at the close of the period (*)	1Q19	1Q18
Amplified Consumer Price Index (1)	1.51	0.70
National Consumer Price Index (1)	1.68	0.48
Consumer Price Index (1)	1.64	0.04
Referential Rate (1)	0.0000	0.0000
Interbank Deposit Certificate (2)	6.40	6.39
US DOLLAR (3)	3.8967	3.3238
YEN (3)	0.03521	0.03126

(1) Annual accrual, in %
(2) Annual average
(3) Ptax sale rate on the last day
(*) Unaudited

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Comments on the Company's Performance

9.   Loans and financing

R$ thousand

DEBT PROFILE
INSTITUTION	2019	2020	2021	2022	2023	2024	2025 onwards	TOTAL
Local currency
Banco do Brasil	‐	‐						‐
Brazilian Federal Savings Bank	57,078	78,813	82,956	87,424	79,923	78,310	883,200	1,347,704
Debentures	117,925	593,632	481,515	560,631	363,834	206,601	151,884	2,476,022
BNDES	91,289	103,423	102,970	102,970	97,298	91,803	451,497	1,041,250
Leases	13,823	36,481	38,348	40,378	43,175	45,055	352,503	569,763
Leases (IFRS 16)	32,703	41,414	18,885	302	63	‐	‐	93,367
Other	1,037	1,383	1,383	1,383	1,383	1,383	1,268	9,220
Interest and other charges	27,237	6,826						34,063
Total in local currency	341,092	861,972	726,057	793,088	585,676	423,152	1,840,352	5,571,389
Foreign currency
IABD	82,199	164,397	164,397	164,397	164,397	164,397	1,392,108	2,296,292
IBRD	11,845	23,691	23,691	23,691	23,691	23,691	225,130	355,430
Deutsche Bank 350	291,032	‐	‐	‐	‐		‐	291,032
Eurobonds	‐	1,362,403	‐	‐	‐		‐	1,362,403
JICA	82,305	144,795	144,795	144,795	144,795	144,795	1,222,629	2,028,909
BID 1983AB	68,942	68,309	29,975	29,975	28,507	‐	‐	225,708
Interest and other charges	49,597	‐						49,597
Total in foreign currency	585,920	1,763,595	362,858	362,858	361,390	332,883	2,839,867	6,609,371
Total	927,012	2,625,567	1,088,915	1,155,946	947,066	756,035	4,680,219	12,180,760

10.   capex

A total of R$ 787.5 million was invested in the first quarter of 2019.

PAGE: 20 of 84

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Notes to the Interim Financial Information

1                 Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of March 31, 2019, the Company operated water and sewage services in 370 municipalities of the State of São Paulo. Most of these municipalities’ operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of the municipality is serviced by wholesale, it was not included in the 370 municipalities. The municipality of Aguaí signed a contract in December 2018, however its operations will begin only in June 2019. As of March 31, 2019, the Company had 373 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ unamortized assets was R$ 4,345 as of March 31, 2019 (R$ 4,345 as of December 31, 2018).

As of March 31, 2019, 35 concession agreements (35 as of December 31, 2018) had expired and are being negotiated. From April 1, 2019 to 2030, 31 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2019, 307 program and services contracts were signed (307 contracts as of December 31, 2018).

As of March 31, 2019, the carrying amount of the underlying assets used in the 35 concessions of the municipalities under negotiation totaled R$ 4,488,997, accounting for 12.21% of the total intangible assets (as of December 31, 2018, the carrying amount of the underlying assets used in the 35 concessions of the municipalities under negotiation totaled R$ 4,485,203, accounting for 12.32% of the total intangible assets), and the related gross revenue for the period ended March 31, 2019 totaled R$ 318,900, accounting for 7.70% of total revenue (as of March 31, 2018, the related gross revenue totaled R$ 397,788, accounting for 10.13% of total revenue).

The Company’s operations are concentrated in the municipality of São Paulo, which represents 46.34% of the gross revenues as of March 31, 2019 (55.00% as of March 31, 2018) and 46.76% of intangible assets (46.97% as of December 31, 2018).

PAGE: 21 of 84

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Notes to the Interim Financial Information

As of June 23, 2010, the State of São Paulo, the municipality of São Paulo, the Company and the regulatory agency Sanitation and Energy Regulatory Agency (ARSESP) signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i.  protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv.  adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the three-month period ended March 31, 2019 totaled R$ 87,856 (R$ 98,042 in the three-month period ended March 31, 2018) and the intangible asset was R$ 307,248 as of March 31, 2019 (R$ 307,566 as of December 31, 2018).

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

The financial statements were approved by the Board of Directors on May 9, 2019.

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Notes to the Interim Financial Information

2                Basis of preparation and presentation of the interim financial information

Presentation of the interim financial information

The interim financial information as of March 31, 2019, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR, and are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2019, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2018, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, the interim financial information as of March 31, 2019 was not fully completed due to redundancies with the information presented in the annual financial statements of December 31, 2018 and, as provided for in Official Letter/CVM/SNC/SEP 003/2011. In this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.    Summary of significant accounting policies (Note 3);

ii.    Changes in accounting practices and disclosures (Note 4);

iii.    Risk Management – Financial Instruments (Note 5.4);

iv.    Key Accounting Estimates and Judgments (Note 6);

v.    Related-Party Balances and Transactions (Note 10);

vi.    Investments (Note 12);

vii.    Contract Asset (Note 14)

viii.    Intangible Assets (Note 15);

ix.    Borrowings and Financing (Note 17);

x.    Deferred Taxes and Contributions (Note 19);

xi.    Provisions (Note 20);

xii.    Employees Benefits (Note 21);

xiii.    Equity (Note 24);

xiv.   Insurance (Note 27);

xv.   Financial Income (Expenses) (Note 30).

All material information related to the interim information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the interim financial information are in thousands of reais, unless otherwise stated.

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Notes to the Interim Financial Information

3                Summary of significant accounting policies

Except for the amendments introduced by CPC 06 (R2) / IFRS 16 (Leases) in accordance with the accounting policy described below, the other policies used in the preparation of the interim financial information for the quarter ended March 31, 2019 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2018:

3.1  Leases

CPC 06 (R2) / IFRS 16 – Leases, replaced CPC 06 (R1) / IAS 17 – Leases. The standard established the principles for the recognition, measurement, presentation and disclosure of lease operations, and requires lessees to account for leases based on a single model, similar to the accounting for finance leases, as per CPC 06 (R1), i.e. recognition of a Right-of-Use Asset (“Lease Asset”) that is equal to a Lease Liability, other than short-term leases (leases of 12 months or less) and assets of low value (amounts below US$ 5).

Transition to CPC 06 (R2) - Leases

The new standard replaces CPC 06 (R1) / IAS 17 – “Leases” and corresponding interpretations, introducing significant changes to lessees, as it requires lessees to recognize the liability of future payments and the right of use of leased assets to virtually all lease agreements, including operating leases; specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements were impacted as follows:

a)   recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at present value of future lease payments;

b)  recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

c)   separation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP applied the requirements of CPC 06 (R2)/IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset equals the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. CPC 06 (R2)/IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control an identified asset for a defined period of time in exchange of consideration.

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Notes to the Interim Financial Information

The Company’s Management analyzed contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with CPC 06 (R2) / IFRS 16. This analysis identified impacts mainly related to vehicles and properties leased from third parties, corresponding to approximately 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

The recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below RS$ 19) will remain on a linear basis, as permitted by CPC 06 (R2) / IFRS 16.

As of January 1, 2019, the measurement of lease liabilities corresponds to the total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the average rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the average rate per maturity term of each borrowing contract.

The Company decided to use the practical expedient of using an average real discount rate based on the respective terms for contracts with similar characteristics.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain SABESP’s interests, i.e. when it is reasonable sure that the option will be exercised.

The Company applied the practical expedient relating to the definition of leases during the transition period. This means that it applied CPC 06 (R2) / IFRS 16 to all agreements signed before January 1, 2019, identified as leases in accordance with IAS 17 and IFRIC 4.

After carrying out analysis, the Company concluded that on January 1, 2019, 70 contracts fell under the scope of CPC 06 (R2)/IFRS 16 (98 contracts as of March 31, 2019). The adoption of this standard increased assets, due to the recognition of the right of use of leased assets, and liabilities, as shown below:

Impact from first-time adoption of the standard

Group	Future payments of fixed leases	Impact of the discount rate	Right of use of leased assets	Lease liabilities
Vehicles	63,795	(9,313)	54,482	54,482
Properties	7,525	(1,333)	6,192	6,192
Equipment	741	(100)	641	641
Other	4,243	(603)	3,640	3,640
Total	76,304	(11,349)	64,955	64,955

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Notes to the Interim Financial Information

4                Risk Management

4.1  Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of
R$ 6,633,283 as of March 31, 2019 (R$ 6,694,912 as of December 31, 2018). Below, the Company’s exposure to exchange risk:

	March 31, 2019		December 31, 2018
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,168,083	4,551,669	1,191,152	4,615,476
Borrowings and financing – Yen	57,711,358	2,032,017	57,463,173	2,026,726
Interest and charges from borrowings and financing – US$		45,831		40,193
Interest and charges from borrowings and financing – Yen		3,766		12,517
Total exposure		6,633,283		6,694,912
Borrowing cost – US$		(20,804)		(22,390)
Borrowing cost – Yen		(3,108)		(3,113)
Total foreign currency-denominated borrowings (Note 16)		6,609,371		6,669,409

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Notes to the Interim Financial Information

The Brazilian real increased 0.2% against the Yen, from R$ 0.03527 on December 31, 2018 to R$ 0.03521 on March 31, 2019, decreasing the Yen-pegged debt by R$ 3,462.

In the same period, the Brazilian real decreased 0.6% against the US dollar, from R$ 3.8748 on December 31, 2018 to R$ 3.8967 on March 31, 2019, increasing the US dollar-pegged debt by R$ 25,581.

As of March 31, 2019, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the three-month period ended March 31, 2019 would have been R$ 663,328 (R$ 580,270 for the three-month period ended March 31, 2018), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of March 31, 2019 (Liabilities) in US$	1,168,083	1,168,083	1,168,083

US$ rate as of March 31, 2019	3.8967	3.8967	3.8967
Exchange rate estimated according to the scenario	3.7500	4.6875	5.6250
Differences between the rates	0.1467	(0.7908)	(1.7283)

Effect on net financial result in R$ - gain/(loss)	171,358	(923,720)	(2,018,798)

Net currency exposure as of March 31, 2019 (Liabilities) in Yen	57,711,358	57,711,358	57,711,358

Yen rate as of March 31, 2019	0.03521	0.03521	0.03521
Exchange rate estimated according to the scenario	0.03616	0.04520	0.05424
Differences between the rates	(0.00095)	(0.00999)	(0.01903)

Effect on net financial result in R$ - (loss)	(54,826)	(576,536)	(1,098,247)

Total effect on net financial result in R$ - gain/(loss)	116,532	(1,500,256)	(3,117,045)

(*) For the probable scenario in US dollar, the exchange rate estimated for March 31, 2019 was used, pursuant to the Focus Report-BACEN of March 31, 2019, while for the Yen, the average exchange rate was considered for the 12-month period after March 31, 2019, according to B3’s Reference Rates report of March 31, 2019.

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Notes to the Interim Financial Information

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	March 31, 2019	December 31, 2018
CDI (i)	1,000,000	1,250,000
TR (ii)	1,631,820	1,637,290
IPCA (iii)	971,264	1,614,595
TJLP (iv)	1,277,490	1,322,854
LIBOR (v)	3,187,824	3,259,295
Interest and other charges	50,922	134,725
Total	8,119,320	9,218,759

(i)     CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)    TR – Interest Benchmark Rate

(iii)  IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)   TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)    LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of March 31, 2019, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2019 would have been R$ 81,193 (R$ 89,713 for the three-month period ended March 31, 2018), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of March 31, 2019 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 6, 7, 8 and 9.

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Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	March 31, 2019	December 31, 2018
Cash at bank and short-term bank deposits
AA(bra)	2,136,280	2,966,080
AAA(bra)	48,635	45,430
Other (*)	20,168	17,681
	2,205,083	3,029,191

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of March 31, 2019, in which the Company made deposit transactions and financial investments in local currency (R$ - local rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A Banco Santander Brasil S/A Brazilian Federal Savings Bank Bradesco S/A Itaú Unibanco Holding S/A	AA(bra) - AA(bra) AAA(bra) AAA(bra)	Aa1.br Aaa.br Aa1.br Aa1.br Aa1.br	- brAAA brAAA brAAA brAAA

(c) Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the local and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the Company’s financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates.

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Notes to the Interim Financial Information

	April to December 2019	2020	2021	2022	2023	2024 onwards	Total
As of March 31, 2019

Liabilities
Borrowings and financing	1,288,113	3,154,573	1,459,935	1,482,356	1,205,174	6,521,499	15,111,650
Accounts payable to suppliers and contractors	427,383	-	-	-	-	-	427,383
Services payable	580,377	-	-	-	-	-	580,377
Public-Private Partnership (PPP)	282,897	377,196	377,196	377,196	377,196	4,889,573	6,681,254
Program contract commitments	244,775	45,613	45,748	30,998	30,998	14,552	412,684

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e. the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/08 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2019, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

March 31, 2019
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,093,263	7.5000%(*)	5.6250%	3.7500%
Financial income		156,995	117,746	78,497

Liabilities
CDI	(1,000,000)	7.5000%(*)	5.6250%	3.7500%
Interest to be incurred		(75,000)	(56,250)	(37,500)

CDI net exposure	1,093,263	81,995	61,496	40,997

Liabilities
TR	(1,631,820)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(971,264)	4.0000%(*)	5.0000%	6.0000%
Expenses to be incurred		(38,851)	(48,563)	(58,276)

TJLP	(1,277,490)	7.0300%(*)	8.7875%	10.5450%
Interest to be incurred		(89,808)	(112,259)	(134,711)

LIBOR	(3,187,824)	2.5490%(**)	3.1862%	3.8234%
Interest to be incurred		(81,258)	(101,570)	(121,883)

Total net expenses to be incurred		(127,924)	(200,898)	(273,876)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, March 31, 2019) and long-term interest rate as at March 31, 2019 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3 (previously BM&FBovespa).

(i)    Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2019 or until the maturity of the agreements, whichever is shorter.

4.2  Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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Notes to the Interim Financial Information

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	March 31, 2019	December 31, 2018
Total borrowings and financing (Note 16)	12,180,760	13,152,796
(-) Cash and cash equivalents (Note 6)	(2,205,083)	(3,029,191)
Net debt	9,975,677	10,123,605
Total equity	20,198,979	19,551,688
Total capital (shareholders plus creditor’s equity)	30,174,656	29,675,293
Leverage ratio	33%	34%

As of March 31, 2019, the leverage ratio decreased to 33% from the 34% as of December 31, 2018, mainly due to the increase in equity generated by the profit calculated in the period ended March 31, 2019.

4.3  Fair value estimate

The Company considers that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4  Financial instruments

As of March 31, 2019 and December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

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Notes to the Interim Financial Information

The estimated fair values of financial instruments are as follows:

Financial assets

	March 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,205,083	2,205,083	3,029,191	3,029,191
Restricted cash	25,993	25,993	31,900	31,900
Trade receivables	2,171,878	2,171,878	2,052,416	2,052,416
Water National Agency (ANA)	43,965	43,965	49,136	49,136
Other receivables	257,327	257,327	180,681	180,681

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$ 839,071 as of March 31, 2019 (R$ 843,250 as of December 31, 2018), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information related to these financial instruments are disclosed in Note 9 to these financial statements. Part of this balance, totaling R$ 734,971 (R$ 737,503 as of December 31, 2018), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by the IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	March 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	12,180,760	12,158,980	13,152,796	13,116,684
Accounts payable to suppliers and contractors	427,383	427,383	465,993	465,993
Services payable	580,377	580,377	454,022	454,022
Program contract commitments	377,488	377,488	373,009	373,009
Public-Private Partnership (PPP)	3,401,689	3,401,689	3,413,124	3,413,124

The criteria adopted to obtain the fair values of borrowings and financing in preparing the interim financial information as of March 31, 2019 are consistent with those adopted in preparing the Annual Financial Statements for the fiscal year ended December 31, 2018.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5            Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(ii)    The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession agreements and program contracts, (iii) pension plan obligations, (iv) deferred income tax and social contribution and (v) provisions.

6         Cash and cash equivalents

	March 31, 2019	December 31, 2018
Cash and banks	111,820	151,558
Cash equivalents	2,093,263	2,877,633
	2,205,083	3,029,191

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2019, the average yield of financial investments corresponds to 98.31% of CDI (98.28% as of December 31, 2018).

7            Restricted cash

	March 31, 2019	December 31, 2018
Current
Agreement with the São Paulo municipal government (i)	17,357	19,977
Brazilian Federal Savings bank – escrow deposits (ii)	2,142	5,880
Other	6,494	6,043
	25,993	31,900

(i)    Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii)   Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8	Trade receivables (a) Statement of financial position details	March 31, 2019	December 31, 2018
	Private sector:
	General and special customers (i) (ii)	1,474,511	1,372,667
	Agreements (iii)	373,514	347,679
		1,848,025	1,720,346
	Government entities:
	Municipal	554,391	575,733
	Federal	5,440	3,876
	Agreements (iii)	266,099	274,906
		825,930	854,515
	Wholesale customers – Municipal governments: (iv)
	Mogi das Cruzes	3,121	3,056
	São Caetano do Sul	5,841	2,869
	Total wholesale customers – Municipal governments	8,962	5,925
	Unbilled supply	570,041	571,072
	Subtotal	3,252,958	3,151,858
	Allowance for doubtful accounts	(1,081,080)	(1,099,442)
	Total	2,171,878	2,052,416
	Current	1,974,708	1,843,333
	Noncurrent	197,170	209,083
		2,171,878	2,052,416

(i)     General customers - residential and small- and mid-sized companies;

(ii)  Special customers - large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, etc.);

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements; and

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Notes to the Interim Financial Information

	March 31,	December 31,
	2019	2018
Wholesale customers – Municipal governments: (iv)
Mauá	619,651	601,910
Mogi das Cruzes	3,121	3,056
Santo André	1,193,246	1,164,399
São Caetano do Sul	5,841	2,869
Diadema	222,671	222,671
Total wholesale customers – Municipal governments	2,044,530	1,994,905

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP. The Company did not record revenues and receivables from these municipalities in accordance with IFRS 15 and IFRS 9, as it does not believe that it is likely that it will receive the consideration it is entitled to in exchange for the services transferred to the municipalities.

The Company did not record revenues in the amounts of R$ 46,433 and R$ 73,178 from January to March 2019 and 2018, respectively, due to low expectation of receipt.

(b)        The aging of trade receivables is as follows

	March 31, 2019	December 31, 2018

Current	1,520,067	1,449,927
Past-due:
Up to 30 days	334,858	330,310
From 31 and 60 days	161,534	145,153
From 61 and 90 days	82,487	83,679
From 91 and 120 days	58,511	54,486
From 121 and 180 days	106,322	89,740
From 181 and 360 days	89,691	44,856
Over 360 days	899,488	953,707

Total	1,732,891	1,701,931

Total	3,252,958	3,151,858

The increase in the overdue balance was mainly due to the increase in default of private sector.

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Notes to the Interim Financial Information

(c)        Allowance for doubtful accounts

	January to March 2019	January to March 2018

Balance at the beginning of the period	1,099,442	1,067,973
Private sector/government entities	(9,857)	6,639
Recoveries	(8,505)	(12,088)

Net additions/(recoveries) in the period	(18,362)	(5,449)

Balance at the end of the period	1,081,080	1,062,524

Reconciliation of estimated losses on income	January to March 2019	January to March 2018

Write-offs	(22,812)	(27,567)
(Losses)/reversal with state entities – related parties	(3,310)	(1,360)
(Losses)/reversal with private sector/government entities	9,857	(6,639)
(Losses)/reversal with wholesale customers	-	(25,153)
Recoveries	8,505	12,088

Amount recorded as selling expense	(7,760)	(48,631)

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

9                Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies/entities related to it.

(a)        Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	March 31, 2019	December 31, 2018
Accounts receivable
Current:
Sanitation services	125,716	122,522
Allowance for losses	(37,130)	(33,820)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	15,016	22,926
- GESP Agreement – 2015	65,450	62,520

Total current	169,052	174,148

Noncurrent:
Agreement for the installment payment of sanitation services	15,514	17,045
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	654,505	652,057

Total noncurrent	670,019	669,102

Total receivables from shareholders	839,071	843,250

Assets:
Sanitation services	104,100	105,747
Reimbursement of additional retirement and pension benefits paid (G0)	734,971	737,503

Total	839,071	843,250

Liabilities:
Interest on capital payable to related parties	338,407	338,407
Other (g)	680	8,694

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Notes to the Interim Financial Information

	January to March 2019	January to March 2018

Revenue from sanitation services	123,000	117,353
Payments from related parties	(125,098)	(118,721)

Receipt of GESP reimbursement referring to Law 4,819/58	(44,786)	(50,709)

(b)     Disputed amounts -GESP

As of March 31, 2019 and December 31, 2018, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/58), totaled R$ 1,126,243 and R$ 1,107,104, respectively. The Company created allowances for doubtful accounts for such amounts.

(c)        Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE, An arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collection for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies. As of October 19, 2017, the conditions precedent were complied with and the agreement came into effect.

According to the Private Transaction Agreement and Other Adjustments, the payments were established as follows:

-  R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year,  with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

-  R$ 46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$ 9,254 due on April 30, 2017 and the subsequent ones in four (4) installments of same amount, adjusted for inflation, due on every April 30 of the subsequent years, or on the first subsequent business day.

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Notes to the Interim Financial Information

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant.  In summary, the company claims  that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant. The lawsuit is in evidentiary stage.

On August 7, 2017, another minority shareholder of EMAE filed a lawsuit against SABESP, EMAE and the Brazilian Electricity Regulatory Agency (ANEEL), claiming the annulment of ANEEL’s decision that approved the agreement mentioned and requesting that SABESP be sentenced to pay damages to EMAE. The plaintiff claims that the decision is illegal and harmful and that it threatens the operational feasibility of the Henry Borden hydroelectric power plant and the energy security of State of São Paulo, the Southeast region and Brazil as a whole. The judge dismissed the case without prejudice. The plaintiff filed an appeal and is awaiting a decision from the Court of Justice.

The agreement entered into with EMAE will not necessarily settle these lawsuits.

As of March 31, 2019, the balance of the agreement totaled R$ 16,054 and R$ 93,714 (R$ 16,055 and R$ 90,518 on December 31, 2018), recorded under Other Liabilities, in current and noncurrent liabilities, respectively.

(d)       Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)        Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(f)         Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. From January to March 2019 and 2018, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 1,454 and R$ 2,131, respectively.

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Notes to the Interim Financial Information

From January to March 2019, expenses related to personnel assigned by other entities to the Company totaled R$ 80 and refer to a member of the Board of Executive Officers. No expenses were recorded in the same period in 2018.

(g)        Services obtained from state government entities

As of March 31, 2019 and December 31, 2018, SABESP had outstanding amounts payable of R$ 680 and R$ 8,694, respectively, for services rendered by São Paulo State Government entities.

(h)       Non-operating assets

As of March 31, 2019 and December 31, 2018, the Company had an amount of R$ 969 related to a free land lent to the Department of Water and Electricity (DAEE).

(i)         Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of March 31, 2019 amounted to R$ 364,770 (R$ 363,902 as of December 31, 2018), according to Note 20 (b) (i).

(j)         Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers totaled R$ 1,013 and R$ 923 from January to March 2019 and 2018, respectively. Additional amounts of R$ 170 and R$ 185, related to the bonus program, were recorded from January to March 2019 and 2018, respectively.

(k)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the borrowings and financing requested with financial institutions is granted.

SPE	Principal	Interest	Total	Interest rate	Maturity
Aquapolo Ambiental	19,000	14,462	33,462	CDI + 1.2% p.a.	(i)
Total	19,000	14,462	33,462

(i)      The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

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Notes to the Interim Financial Information

As of March 31, 2019, the balance of principal and interest of this agreement was R$ 33,462, recorded in noncurrent assets, under “Other Accounts Receivables” (R$ 32,857 as of December 31, 2018). From January to March 2019, the financial income recognized was R$ 605 (R$ 740 from January to March 2018).

As of March 1, 2019, R$ 10,925 was paid-in in Attend, corresponding to 10,924,760 shares. The interest held in that company remained at 45%. The Company used the outstanding balance of the loan agreement to make said payment, reversing R$ 10,925 in profit (loss), which was accrued for losses, and recorded interest of R$ 152 and monetary restatement of R$ 68 under financial revenue.

(l) “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until March 31, 2019, the program total amount was R$ 101,151 (R$ 100,928 as of December 31, 2018); as of March 31, 2019 and December 31, 2018, there was no balance receivable from related parties. As of March 31, 2019, R$ 50,142 (R$ 49,919 as of December 31, 2018) was recorded under intangible assets. R$ 51,009 was reimbursed by GESP (R$ 51,009 as of December 31, 2018) from the beginning of the program until March 31, 2019.

10             Water National Agency (ANA)

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, but remunerates based on results achieved, i.e. by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds’ earnings. As of March 31, 2019, the balances of assets and liabilities totaled R$ 43,965 (R$ 49,136 as of December 31, 2018), and the liability is recorded in "other liabilities" under noncurrent liabilities.

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Notes to the Interim Financial Information

11              Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity accounting.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Capital increase	Dividends distributed	Profit (loss) for the period
	March 31, 2019	December 31, 2018	January to March 2019	January to March 2019	January to March 2019	(*)	January to March 2018

Sesamm	42,899	43,547	-	-	1,419	(2,067)	1,492
Águas de Andradina	25,266	24,832	-	(623)	856	201	659
Águas de Castilho	6,268	6,084	-	(280)	345	119	292
Saneaqua Mairinque	5,407	5,720	-	(11)	(298)	(4)	(93)
Attend Ambiental	25,158	1,426	24,277	-	(128)	(417)	779
Aquapolo Ambiental	34,618	30,170	-	-	4,448	-	3,417
Paulista Geradora de Energia	7,512	7,625	-	-	(113)	-	(8)

	Investments		Capital increase	Dividends distributed	Equity result			Interest percentage
	March 31, 2019	December 31, 2018	January to March 2019	January to March 2019	January to March 2019	(*)	January to March 2018	March 31, 2019	December 31, 2018

Sesamm	15,444	15,677	-	-	511	(744)	537	36%	36%
Águas de Andradina	7,580	7,450	-	(187)	257	60	198	30%	30%
Águas de Castilho	1,880	1,826	-	(84)	102	36	88	30%	30%
Saneaqua Mairinque	1,622	1,716	-	(3)	(89)	(2)	(28)	30%	30%
Attend Ambiental	11,321	642	10,925	-	(57)	(189)	350	45%	45%
Aquapolo Ambiental	16,963	14,783	-	-	2,180	-	1,674	49%	49%
Paulista Geradora de Energia	1,878	1,905	-	-	(27)	-	(2)	25%	25%
Total	56,688	43,999	10,925	(274)	2,877	(839)	2,817
Other investments	365	588
Total	57,053	44,587

 (*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2018 were issued, including some adjustments, after the Company’s financial statements.

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Notes to the Interim Financial Information

12              Investment properties

	December 31, 2018	Depreciation	March 31, 2019

Investment properties	47,620	(12)	47,608
Total	47,620	(12)	47,608

	December 31, 2017	Depreciation	March 31, 2018

Investment properties	57,652	(12)	57,640
Total	57,652	(12)	57,640

 As of March 31, 2019 and December 31, 2018, the market value of these properties was approximately R$ 386,000.

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Notes to the Interim Financial Information

13              Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be recorded as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 14.

	December 31, 2018	Additions	Transfer of works	March 31, 2019
Contract asset arising from:
Concession agreements – equity value	910,414	52,786	(107,446)	855,754
Concession agreements – economic value	248,388	30,883	(6,883)	272,388
Program contracts	2,232,931	235,622	(50,796)	2,417,757
Service contracts – São Paulo	4,016,199	341,064	(68,015)	4,289,248
Software license	16	7,036	(4,616)	2,436
Total	7,407,948	667,391	(237,756)	7,837,583

	January 1, 2018	Additions	Contract renewal	Transfer of works	March 31, 2018
Contract asset arising from:
Concession agreements – equity value	1,399,823	41,120	(8,745)	(13,728)	1,418,470
Concession agreements – economic value	233,362	45,883	-	(72,760)	206,485
Program contracts	2,020,464	95,572	8,745	(52,402)	2,072,379
Service contracts – São Paulo	6,733,533	491,993	-	(94,799)	7,130,727
Software license	533	11,211	-	(11,744)	-
Total	10,387,715	685,779	-	(245,433)	10,828,061

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Notes to the Interim Financial Information

14              Intangible assets

(a)        Statement of financial position details

	March 31, 2019			December 31, 2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	5,479,378	(1,411,882)	4,067,496	5,465,206	(1,391,862)	4,073,344
Concession agreements – economic value	1,993,025	(742,761)	1,250,264	1,948,255	(716,246)	1,232,009
Program contracts	12,825,037	(4,068,482)	8,756,555	12,710,937	(3,933,008)	8,777,929
Program contracts – commitments	1,320,106	(251,187)	1,068,919	1,320,106	(240,555)	1,079,551
Services contracts – São Paulo	17,522,851	(4,264,408)	13,258,443	17,474,797	(4,083,345)	13,391,452
Software license of use	753,881	(306,624)	447,257	748,962	(290,787)	458,175
Right of use	100,054	(8,510)	91,544	-	-	-
Total	39,994,332	(11,053,854)	28,940,478	39,668,263	(10,655,803)	29,012,460

(b)        Changes

	December 31, 2018	First-time adoption of IFRS 16	Additions	Transfer to indemnities receivable	Transfer of works	Transfers	Write-offs and disposals	Amortization	March 31, 2019
Intangible right arising from:
Concession agreements – equity value	4,073,344	-	5	(4,345)	19,487	(875)	(23)	(20,097)	4,067,496
Concession agreements –economic value	1,232,009	-	-	-	31,050	14,284	(438)	(26,641)	1,250,264
Program contracts	8,777,929	-	209	-	117,040	(737)	(663)	(137,223)	8,756,555
Program contracts – commitments	1,079,551	-	-	-	-	-	-	(10,632)	1,068,919
Service contracts – São Paulo	13,391,452	-	1,045	-	65,260	(14,721)	(1,986)	(182,607)	13,258,443
Software license of use	458,175	-	-	-	4,919	-	-	(15,837)	447,257
Right of use	-	64,955	35,099	-	-	-	-	(8,510)	91,544
Total	29,012,460	64,955	36,358	(4,345)	237,756	(2,049)	(3,110)	(401,547)	28,940,478

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Notes to the Interim Financial Information

	December 31, 2017	Additions	Contract renewal	Transfers	Transfer of works	Write-offs and disposals	Amortization	March 31, 2018
Intangible right arising from:
Concession agreements – equity value	5,741,791	4	(95,976)	(942)	13,728	(853)	(45,125)	5,612,627
Concession agreements – economic value	1,200,575	-	-	(26,028)	72,760	(5)	(23,387)	1,223,915
Program contracts	5,574,602	137	95,976	11,742	52,402	(759)	(75,488)	5,658,612
Program contracts – commitments	910,375	-	-	-	-	-	(9,280)	901,095
Service contracts – São Paulo	9,183,482	466	-	16,006	94,799	(2,644)	(147,218)	9,144,891
Software license	467,592	-	-	-	11,744	-	(17,824)	461,512
Total	23,078,417	607	-	778	245,433	(4,261)	(318,322)	23,002,652

(c)        Intangible rights arising from concession agreements

During the period ended March 31, 2019, there were no significant changes in the criteria to account for intangible assets and types of contracts.

The Company has obligations recorded under “Program Contract – Commitments” in current liabilities in the amount of R$ 260,017 and R$ 230,695 as of March 31, 2019 and December 31, 2018, respectively, and noncurrent liabilities in the amount of R$ 117,471 and R$ 142,314 as of March 31, 2019 and December 31, 2018, respectively.

(d)       Capitalization of interest and other finance charges

From January to March 2019, the Company capitalized interest and inflation adjustment, including exchange rate changes, in concession intangible assets, totaling R$ 80,014, including the São Lourenço Production System and Leases (R$ 143,041 from January to March 2018) during the construction period.

(e)        Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the Company’s margin is lower, normally to cover administration costs and assume the responsibility for primary risks. As of March 31, 2019 and 2018, the margin was 2.3%.

The construction margin from January to March 2019 and 2018 was R$ 13,569 and R$ 14,551, respectively.

(f)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From January to March 2019, expropriations totaled R$ 7,819 (R$ 9,695 from January to March 2018).

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Notes to the Interim Financial Information

(g)        Public-Private Partnership (PPP)

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

As of March 31, 2019 and December 31, 2018, the amounts related to this PPP recognized in intangible assets were R$ 356,966 and R$ 359,759, respectively.

From January to March 2019, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of March 31, 2019 and December 31, 2018 are shown in the table below.

On a monthly basis, SABESP assigns funds from tariffs arising from the services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 10,361, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018, as per the contractual clause that allows the beginning of operations provided that system has full operating capacity, without, however implying in the acceptance of the works. Accordingly, the service provision phase began with the corresponding payment of the due considerations, together with the end of the works.

As of March 31, 2019 and December 31, 2018, the carrying amount recorded in the Company’s intangible assets, related to this PPP, totaled R$ 3,240.543 and R$ 3,208,464, respectively. São Lourenço Production System’s main works were concluded on the first quarter of 2019 and this phase is expected to end on the second quarter of 2019, after contractual clauses are met and there are no documents pending.

The obligations assumed by the Company as of March 31, 2019 and December 31, 2018 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2019.

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Notes to the Interim Financial Information

	March 31, 2019			December 31, 2018
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	40,042	241,802	281,844	39,283	252,093	291,376
São Lourenço	82,389	3,037,456	3,119,845	98,544	3,023,204	3,121,748
Total	122,431	3,279,258	3,401,689	137,827	3,275,297	3,413,124

(h)       Works in progress

With the adoption of CPC 47/IFRS 15 – Revenue from contract with customers, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, previously recognized as part of intangible assets, such as works in progress, were reclassified to contract asset, pursuant to Note 13, in the amount of R$ 10,387 million.

As of March 31, 2019, the amount recorded as contract asset was R$ 7,838 million.

(i)         Amortization of intangible assets

The amortization average rate was 4.4% and 4.1% as of March 31, 2019 and 2018, respectively.

(j)         Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and prepared them for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

(k)        Right of use

The statement of financial position account Right of Use, created by the Company as of January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, SABESP maintained the amount of R$ 12,723 in its income statement.

Statement of financial position details:

Nature	March 31, 2019
Vehicles	87,502
Properties	8,120
Equipment	684
Other	3,748
Accumulated amortization	(8,510)
Total	91,544

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

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Notes to the Interim Financial Information

15              Property, plant and equipment

(a)        Statement of financial position details

	March 31, 2019			December 31, 2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,962	-	92,962	92,979	-	92,979
Buildings	78,548	(39,307)	39,241	79,086	(38,961)	40,125
Equipment	362,095	(235,905)	126,190	372,872	(256,786)	116,086
Transportation equipment	11,324	(7,928)	3,396	11,333	(7,860)	3,473
Furniture and fixtures	28,374	(13,024)	15,350	27,250	(13,672)	13,578
Other	2,285	(304)	1,981	1,659	(288)	1,371
Total	575,588	(296,468)	279,120	585,179	(317,567)	267,612

(b)        Changes

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	16	(323)	-	(577)	39,241
Equipment	116,086	17,473	882	(27)	(8,224)	126,190
Transportation equipment	3,473	296	(188)	-	(185)	3,396
Furniture and fixtures	13,578	657	1,424	(6)	(303)	15,350
Other	1,371	354	271	-	(15)	1,981
Total	267,612	18,796	2,049	(33)	(9,304)	279,120

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2018
Land	92,507	-	-	-	-	92,507
Buildings	42,360	-	-	-	(579)	41,781
Equipment	103,803	2,767	(733)	(14)	(8,500)	97,323
Transportation equipment	3,680	-	-	-	(199)	3,481
Furniture and fixtures	11,816	19	(45)	(7)	(274)	11,509
Other	884	-	-	-	(13)	871
Total	255,050	2,786	(778)	(21)	(9,565)	247,472

(c)        Depreciation

The Company annually reviews the depreciation rates of buildings (3.0%); equipment (16.6%); transportation equipment (9.9%) and furniture and fixtures (6.8%). Land is not depreciated.

The depreciation average rates were 12.3% and 12.7%, as of March 31, 2019 and 2018, respectively.

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16              Borrowings and Financing

Borrowings and financing outstanding balance	March 31, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	42,554	34,458	77,012	42,493	40,194	82,687
12th issue debentures	45,450	237,904	283,354	45,450	249,249	294,699
14th issue debentures	41,528	80,970	122,498	41,270	103,005	144,275
15th issue debentures	-	-	-	359,394	-	359,394
17th issue debentures	282,475	256,731	539,206	279,100	532,691	811,791
18th issue debentures	33,687	161,431	195,118	33,469	165,267	198,736
20th issue debentures	-	-	-	248,334	-	248,334
21st issue debentures	-	499,610	499,610	-	499,604	499,604
22nd issue debentures	-	759,224	759,224	-	756,040	756,040
Brazilian Federal Savings Bank	76,327	1,271,377	1,347,704	75,223	1,266,592	1,341,815
Brazilian Development Bank - BNDES BAIXADA SANTISTA	12,705	-	12,705	16,899	-	16,899
Brazilian Development Bank - BNDES PAC	11,167	36,206	47,373	11,227	39,169	50,396
Brazilian Development Bank - BNDES PAC II 9751	4,375	17,769	22,144	4,364	18,811	23,175
Brazilian Development Bank - BNDES PAC II 9752	3,194	22,357	25,551	3,186	23,100	26,286
Brazilian Development Bank - BNDES ONDA LIMPA	23,689	118,260	141,949	23,632	123,875	147,507
Brazilian Development Bank - BNDES TIETÊ III	30,663	245,146	275,809	30,589	252,197	282,786
Brazilian Development Bank - BNDES 2015	31,692	484,027	515,719	31,615	490,729	522,344
Leases	19,450	550,313	569,763	19,077	549,589	568,666
Leases (IFRS 16)	43,512	49,855	93,367	-	-	-
Studies and Projects Funding (FINEP)	1,383	7,837	9,220	1,380	8,163	9,543
Interest and charges	34,063	-	34,063	98,410	-	98,410
Total in local currency	737,914	4,833,475	5,571,389	1,365,112	5,118,275	6,483,387

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Borrowings and financing outstanding balance	March 31, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 66,808 thousand (US$ 71,947 thousand in December 2018)	40,051	220,279	260,330	39,826	238,954	278,780
Inter-American Development Bank - BID 2202 – US$ 526,527 thousand (US$544.457 thousand in December 2018)	124,347	1,911,615	2,035,962	124,098	1,969,565	2,093,663
International Bank of Reconstruction and Development - BIRD – US$ 91,286 thousand (US$ 91.286 thousand in December 2018)	23,691	331,739	355,430	11,779	341,646	353,425
Deutsche Bank – US$ 75,000 thousand (US$ 75.000 thousand in December 2018)	291,032	-	291,032	288,479	-	288,479
Eurobonds – US$ 350,000 thousand (US$ 350.000 thousand in December 2018)	-	1,362,403	1,362,403	-	1,354,532	1,354,532
JICA 15 – ¥ 12, 100.515 thousand (¥ 12,676,730 thousand in December 2018)	40,577	385,482	426,059	40,646	406,462	447,108
JICA 18 – ¥ 10,879.680 thousand (¥ 11,397,760 thousand in December 2018)	36,483	346,372	382,855	36,545	365,230	401,775
JICA 17 – ¥ 2,226,960 thousand (¥ 1,826,957 thousand in December 2018)	11,815	65,792	77,607	11,835	51,786	63,621
JICA 19 – ¥ 32,504,203 thousand (¥ 31,561,726 thousand in December 2018)	63,745	1,078,643	1,142,388	64,028	1,047,081	1,111,109
BID 1983AB – US$ 58,462 thousand (US$ 58,462 thousand in December 2018)	68,942	156,766	225,708	68,554	155,653	224,207
Interest and charges	49,597	-	49,597	52,710	-	52,710
Total in foreign currency	750,280	5,859,091	6,609,371	738,500	5,930,909	6,669,409

Total borrowings and financing	1,488,194	10,692,566	12,180,760	2,103,612	11,049,184	13,152,796

Exchange rate as of March 31, 2019: US$ 3.8967; ¥ 0.03521 (as of December 31, 2018: US$ 3.8748; ¥ 0.03527).

On March 31, 2019, the Company did not have balances of borrowings and financing raised during the year to mature within 12 months.

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Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
Brazilian Federal Savings Bank	Own funds	2019/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	TJLP + 2.5%
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Leases		2035	7.73% to 10.12%	IPC
Leases (IFRS 16)	Own funds	2023	7.02% to 10.47%
Studies and Projects Funding (FINEP)	Own funds	2025	TJLP + 1.5% (FINEP)

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Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes

Inter-American Development Bank - BID 1212 – US$ 66,808 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 526,527 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 91,286 thousand	Government	2034	2.85% (*)	US$
Deutsche Bank – US$ 75,000 thousand	-	2019	4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 12,100,515 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 10,879,680 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 2,226,960 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 32,504,203 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 58,462 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

(i)       Payment schedule – accounting balances as of March 31, 2019

	2019	2020	2021	2022	2023	2024	2025 to 2039	TOTAL
LOCAL CURRENCY
Debentures	117,925	593,632	481,515	560,631	363,834	206,601	151,884	2,476,022
Brazilian Federal Savings Bank	57,078	78,813	82,956	87,424	79,923	78,310	883,200	1,347,704
BNDES	91,289	103,423	102,970	102,970	97,298	91,803	451,497	1,041,250
Leases	13,823	36,481	38,348	40,378	43,175	45,055	352,503	569,763
Leases (IFRS 16)	32,703	41,414	18,885	302	63	-	-	93,367
FINEP	1,037	1,383	1,383	1,383	1,383	1,383	1,268	9,220
Interest and other charges	27,237	6,826	-	-	-	-	-	34,063
TOTAL IN LOCAL CURRENCY	341,092	861,972	726,057	793,088	585,676	423,152	1,840,352	5,571,389
FOREIGN CURRENCY
BID	82,199	164,397	164,397	164,397	164,397	164,397	1,392,108	2,296,292
BIRD	11,845	23,691	23,691	23,691	23,691	23,691	225,130	355,430
Deutsche Bank	291,032	-	-	-	-	-	-	291,032
Eurobonds	-	1,362,403	-	-	-	-	-	1,362,403
JICA	82,305	144,795	144,795	144,795	144,795	144,795	1,222,629	2,028,909
BID 1983AB	68,942	68,309	29,975	29,975	28,507	-	-	225,708
Interest and other charges	49,597	-	-	-	-	-	-	49,597
TOTAL IN FOREIGN CURRENCY	585,920	1,763,595	362,858	362,858	361,390	332,883	2,839,867	6,609,371
Overall Total	927,012	2,625,567	1,088,915	1,155,946	947,066	756,035	4,680,219	12,180,760

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(ii)       Changes

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowing costs - expenses	March 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	-	(188)	15,090	-	(116,081)	(936,628)	46,805	4,556	2,186	2,502,601
Brazilian Federal Savings Bank	1,345,684	-	25,900	-	-	-	(26,833)	(20,007)	18,625	8,223	-	1,351,592
BNDES	1,072,605	-	-	-	1,918	638	(20,038)	(30,752)	15,506	4,889	52	1,044,818
Leases	568,666	-	-	-	-	1,729	(9,528)	(4,545)	9,497	3,944	-	569,763
Leases (IFRS 16)*	-	100,054	-	-	-	-	(175)	(7,759)	1,247	-	-	93,367
FINEP	9,571	-	-	-	23	-	(171)	(345)	170	-	-	9,248
TOTAL IN LOCAL CURRENCY	6,483,387	100,054	25,900	(188)	17,031	2,367	(172,826)	(1,000,036)	91,850	21,612	2,238	5,571,389

FOREIGN CURRENCY
BID	2,399,985	-	-	-	(7,608)	17,464	(40,579)	(86,249)	6,772	14,151	239	2,304,175
BIRD	356,420	-	-	-	1,389	611	(5,014)	-	2,102	387	5	355,900
Deutsche Bank	292,872	-	-	-	1,643	-	(6,119)	-	5,563	548	911	295,418
Eurobonds	1,358,412	-	-	-	7,665	-	-	-	22,829	2,264	206	1,391,376
JICA	2,036,128	-	78,143	(40)	(4,193)	(903)	(16,626)	(67,757)	7,373	503	46	2,032,674
BID 1983AB	225,592	-	-	-	1,280	-	-	-	2,489	244	223	229,828
TOTAL IN FOREIGN CURRENCY	6,669,409	-	78,143	(40)	176	17,172	(68,338)	(154,006)	47,128	18,097	1,630	6,609,371
Overall Total	13,152,796	100,054	104,043	(228)	17,207	19,539	(241,164)	(1,154,042)	138,978	39,709	3,868	12,180,760

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	December 31, 2017	Funding	Borrowing costs	Leases	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowing costs - expenses	March 31, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(2,294)	-	18,204	-	(104,183)	(537,322)	51,440	11,043	792	3,764,522
Brazilian Federal Savings Bank	1,236,674	57,531	-	-	-	-	(24,588)	(27,565)	19,709	4,924	-	1,266,685
BNDES	1,042,036	79,000	-	-	1,426	761	(19,936)	(22,138)	6,823	12,662	52	1,100,686
Leases	561,616	-	-	8,695	-	-	-	(4,157)	-	-	-	566,154
Other	10,977	-	-	-	18	-	(204)	(202)	200	3	-	10,792
TOTAL IN LOCAL CURRENCY	6,428,145	886,531	(2,294)	8,695	19,648	761	(148,911)	(591,384)	78,172	28,632	844	6,708,839

FOREIGN CURRENCY
BID	1,743,257	32,772	(1,139)	-	(3,490)	11,336	(20,457)	(56,971)	5,723	5,006	204	1,716,241
BIRD	303,278	-	-	-	598	845	(2,634)	-	1,010	240	5	303,342
Deutsche Bank	496,726	-	-	-	2,370	-	(8,449)	-	7,156	1,531	902	500,236
Eurobonds	1,158,642	-	-	-	5,530	-	-	-	17,025	4,375	205	1,185,777
JICA	1,700,448	27,241	(63)	-	105,706	750	(15,609)	(33,343)	8,102	142	43	1,793,417
BID 1983AB	270,470	-	-	-	1,302	-	-	-	2,054	463	335	274,624
TOTAL IN FOREIGN CURRENCY	5,672,821	60,013	(1,202)	-	112,016	12,931	(47,149)	(90,314)	41,070	11,757	1,694	5,773,637
Overall Total	12,100,966	946,544	(3,496)	8,695	131,664	13,692	(196,060)	(681,698)	119,242	40,389	2,538	12,482,476

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Interim Financial Information

(i)   Main events in the three-month period ended March 31, 2019

(a)        Debentures

As of January 15, 2019, the Company amortized the first installment of series 2 of the 17th debenture issue, in the amount of R$ 279,797.

As of February 15, 2019, the Company amortized the second and last installment of series 2 of the 15th debenture issue, in the amount of R$ 361,593.

As of March 26, 2019, the Company prepaid the 20th debenture issue, in the amount of R$ 250,000.

(b)        Brazilian Federal Savings Bank (CEF)

In 2019, funding and amortizations totaled R$ 25,900 and R$ 20,007, respectively.

(c)        Brazilian Development Bank (BNDES)

In 2019, amortizations totaled R$ 30,752.

(d)       Japan International Cooperation Agency (JICA)

In 2019, the Company raised R$ 78,143 from JICA 17 and JICA 19 agreements, while amortizations referring to JICA 15, JICA 18 and JICA 19 agreements totaled R$ 67,757.

(e)        Inter-American Development Bank (BID)

In 2019, amortizations referring to BID 1212 and BID 2202 agreements totaled R$ 19,369 and R$ 66,880, respectively.

(f)         Exchange rate changes

There were no significant changes in the US dollar and Yen exchange rates in the quarter ended March 31, 2019.

(ii)       Covenants

As of March 31, 2019, the Company met the requirements set forth by its borrowing and financing agreements.

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Notes to the Interim Financial Information

(iii)     Borrowings and financing – Credit Limited

Agent	March 31, 2019
(in millions of R$ (*))
Brazilian Federal Savings Bank	1,882
Brazilian Development Bank (BNDES)	1,459
Japan International Cooperation Agency (JICA)	128
Other	38
TOTAL	3,507

(*) Brazilian Central Bank’s exchange rate as of March 31, 2019 (¥ 1.00 = R$ 0.03521).

In order to comply with its capex plan, SABESP relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17              Taxes and contributions

(a)        Current assets

	March 31, 2019	December 31, 2018
Recoverable taxes
Income tax and social contribution	314,505	361,758
Withholding income tax (IRRF) on financial investments	9,052	6,423
Other federal taxes	12,522	12,522
Total	336,079	380,703

(b)        Current liabilities

	March 31, 2019	December 31, 2018
Taxes obligations
Cofins and Pasep	91,405	82,381
INSS (Social Security contribution)	37,780	38,871
IRRF (withholding income tax)	25,552	66,825
Other	13,300	12,486
Total	168,037	200,563

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Notes to the Interim Financial Information

18      Deferred tax and contributions

(a)  Statement of financial position details

	March 31, 2019	December 31, 2018
Deferred tax assets
Provisions	305,576	337,833
Pension plan obligations – G1	157,255	157,044
Donations of underlying assets on concession agreements	53,473	54,131
Credit losses	193,105	197,920
Other	182,690	186,887
Total deferred tax assets	892,099	933,815

Deferred tax liabilities
Temporary difference on concession of intangible asset	(427,496)	(433,842)
Capitalization of borrowing costs	(420,001)	(420,978)
Profit on supply to governmental entities	(207,951)	(206,978)
Actuarial (gain)/loss – G1 Plan	(36,430)	(36,430)
Construction margin	(85,473)	(86,164)
Borrowing costs	(9,414)	(10,665)
Total deferred tax liabilities	(1,186,765)	(1,195,057)

Deferred tax assets/(liabilities), net	(294,666)	(261,242)

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Notes to the Interim Financial Information

(b)       Changes

Deferred tax assets	December 31, 2018	Net change	March 31, 2019
Provisions	337,833	(32,257)	305,576
Pension obligations– G1	157,044	211	157,255
Donations of underlying asset on concession agreement	54,131	(658)	53,473
Credit losses	197,920	(4,815)	193,105
Other	186,887	(4,197)	182,690
Total	933,815	(41,716)	892,099

Deferred tax liabilities
Temporary difference on concession of intangible asset	(433,842)	6,346	(427,496)
Capitalization of borrowing costs	(420,978)	977	(420,001)
Profit on supply to government entities	(206,978)	(973)	(207,951)
Actuarial (gain)/loss – G1	(36,430)	-	(36,430)
Construction margin	(86,164)	691	(85,473)
Borrowing costs	(10,665)	1,251	(9,414)
Total	(1,195,057)	8,292	(1,186,765)

Deferred tax asset/(liability), net	(261,242)	(33,424)	(294,666)

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Notes to the Interim Financial Information

Deferred tax assets	December 31, 2017	Net change	March 31, 2018
Provisions	482,863	(7,015)	475,848
Pension obligations – G1	165,503	(3,090)	162,413
Donations of underlying asset on concession agreements	55,112	(668)	54,444
Credit losses	199,063	7,930	206,993
Other	151,562	23,655	175,217
Total	1,054,103	20,812	1,074,915

Deferred tax liabilities
Temporary difference on concession of intangible asset	(460,177)	7,499	(452,678)
Capitalization of borrowing costs	(415,379)	(2,242)	(417,621)
Profit on supply to governmental entities	(76,705)	(9,216)	(85,921)
Actuarial gain/loss – G1	(36,538)	-	(36,538)
Construction margin	(88,947)	692	(88,255)
Borrowing costs	(13,111)	84	(13,027)
Total	(1,090,857)	(3,183)	(1,094,040)

Deferred tax liability, net	(36,754)	17,629	(19,125)

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Notes to the Interim Financial Information

(c)        Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	March 31, 2019	March 31, 2018
Profit before income taxes	991,200	888,672
Statutory rate	34%	34%
Estimated expense at statutory rate	(337,008)	(302,148)
Permanent differences
Provision Law 4,819/58 – G0 (i)	(11,926)	(12,323)
Donations	(986)	(657)
Other differences	6,011	6,887
Income tax and social contribution	(343,909)	(308,241)
Current income tax and social contribution	(310,485)	(325,870)
Deferred income tax and social contribution	(33,424)	17,629
Effective rate	35%	35%

(i)       Permanent difference related to the provision for actuarial liability (Note 20 (b) (iii)).

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Notes to the Interim Financial Information

19             Provisions

(a)        Lawsuits and proceedings that resulted in provisions

(I)  Statement of financial position details

The Company is party to a number of claims and legal and administrative proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements of December 31, 2018. The ultimate timing and amounts of the payments depend on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	March 31, 2019	Provisions	Escrow deposits	December 31, 2018
Customer claims (i)	235,219	(13,077)	222,142	290,649	(43,841)	246,808
Supplier claims (ii)	26,755	(408)	26,347	67,985	(24,380)	43,605
Other civil claims (iii)	87,180	(2,640)	84,540	98,302	(13,519)	84,783
Tax claims (iv)	57,999	(3,645)	54,354	63,335	(8,091)	55,244
Labor claims (v)	303,748	(8,668)	295,080	302,935	(10,932)	292,003
Environmental claims (vi)	187,852	-	187,852	170,419	-	170,419
Total	898,753	(28,438)	870,315	993,625	(100,763)	892,862

Current	504,394	-	504,394	458,387	-	458,387
Noncurrent	394,359	(28,438)	365,921	535,238	(100,763)	434,475

(II) Changes

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2019
Customer claims (i)	290,649	4,061	6,356	(39,259)	(26,588)	235,219
Supplier claims (ii)	67,985	4,710	7,159	(25,970)	(27,129)	26,755
Other civil claims (iii)	98,302	1,372	1,738	(936)	(13,296)	87,180
Tax claims (iv)	63,335	110	622	(4,490)	(1,578)	57,999
Labor claims (v)	302,935	17,173	8,720	(12,582)	(12,498)	303,748
Environmental claims (vi)	170,419	12,293	5,348	-	(208)	187,852
Subtotal	993,625	39,719	29,943	(83,237)	(81,297)	898,753
Escrow deposits	(100,763)	(1,173)	(288)	15,762	58,024	(28,438)
Total	892,862	38,546	29,655	(67,475)	(23,273)	870,315

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Notes to the Interim Financial Information

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2018
Customer claims (i)	438,619	1,281	8,159	(19,285)	(13,802)	414,972
Supplier claims (ii)	332,037	20,049	2,345	(26,287)	(1,506)	326,638
Other civil claims (iii)	114,544	2,584	2,826	(3,725)	(7,843)	108,386
Tax claims (iv)	77,100	4,583	1,223	(2,431)	(5,240)	75,235
Labor claims (v)	299,842	17,583	7,740	(5,131)	(13,447)	306,587
Environmental claims (vi)	160,446	10,205	5,027	-	(5,539)	170,139
Subtotal	1,422,588	56,285	27,320	(56,859)	(47,377)	1,401,957
Escrow deposits	(344,384)	(27,680)	(2,823)	3,942	3,108	(367,837)
Total	1,078,204	28,605	24,497	(52,917)	(44,269)	1,034,120

(b)        Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	March 31, 2019	December 31, 2018
Customer claims (i)	211,800	207,600
Supplier claims (ii)	1,491,100	1,459,100
Other civil claims (iii)	732,700	719,300
Tax claims (iv)	1,640,100	1,439,100
Labor claims (v)	620,700	624,200
Environmental claims (vi)	4,502,000	4,343,800
Total	9,198,400	8,793,100

(c)        Explanation on the nature of main classes of lawsuits

(i)             Customer claims

Approximately 830 lawsuits (890 as of December 31, 2018) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 460 lawsuits (490 as of December 31, 2018) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 40 lawsuits (40 as of December 31, 2018) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

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Notes to the Interim Financial Information

(ii)           Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)         Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)          Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)            Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)          Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental (Cetesb) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(d)       Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for escrow deposit, which was renewed as of May 25, 2018, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From January to March 2019, the Company used R$ 21,811 of the guarantee insurance (no amount was used from January to March 2018). A total of R$ 449,745 is currently outstanding from the current contract.

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Notes to the Interim Financial Information

20            Employees benefits

(a)        Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.9% on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.7% of payroll, on average.

The health plans offered to SABESP employees are self-managed by Fundação Sabesp de Seguridade Social (Sabesprev). However, since February 2019, the Company has been evaluating/studying an Adhesion Agreement with Fundação CESP (Funcesp), another self-management entity. This solution maintains the strategy to redesign the medical services rendered to SABESP.

Pursuant to the rules of the National Regulatory Agency for Private Health Insurance and Plans (ANS), Sabesprev is required to maintain equity higher than the solvency margin in order to ensure its operation. For this reason, SABESP was required to contribute an additional R$ 53.0 million in the first quarter of 2019, in view of the imbalance caused by the increase in healthcare costs, in order to comply with the parameters required by ANS.

(b)        Pension plan benefits

Funded plan – G1
Pension plan liabilities as of December 31, 2018	363,902
Expenses recognized in 2019	10,019
Payments made in 2019	(9,151)
Pension plan liabilities as of March 31, 2019 (i)	364,770
Unfunded plan– G0
Pension plan liabilities as of December 31, 2018	2,606,107
Expenses recognized in 2019	56,841
Payments made in 2019	(40,905)
Pension plan liabilities as of March 31, 2019 (iii)	2,622,043
Total	2,986,813

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Notes to the Interim Financial Information

(i)             G1 Plan

The Company sponsors a defined benefit pension plan for its employees (“G1 Plan”), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•        0.99% of the portion of the salary of participation up to 20 salaries; and

•        8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of March 31, 2019, SABESP had a net actuarial liability of R$ 364,770 (R$ 363,902 as of December 31, 2018) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners, and the fair value of the plan’s assets.

(ii)           Private pension plan benefits – Defined contribution

As of March 31, 2019, Sabesprev Mais plan, based on defined contribution, had 9,888 active and assisted participants (9,586 as of December 31, 2018).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2019, expenses related to the obligation of defined contribution, totaling
R$ 3,560, R$ 471 and R$ 939, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$ 492 was capitalized in assets.

The Company has made contributions in the amount of R$ 5,462 from January to March 2019 (R$ 4,989 from January to March 2018).

(iii)     G0 Plan

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2019, the Company recorded a defined benefit obligation for the G0 Plan of R$ 2,622.043 (R$ 2,606,107 as of December 31, 2018).

(c)     Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2019. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached.

From January to March 2019 and 2018, R$ 22,802 and R$ 24,619, respectively, were accrued under “Salaries and related charges”.

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Notes to the Interim Financial Information

21              Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund (Note 15 (c) (v) (6) of the Annual Financial Statements of December 31, 2018). The balances as of March 31, 2019 and December 31, 2018 were R$ 580,377 and R$ 454,022, respectively.

22             Knowledge Retention Program

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

The period to enroll in the Program was from July 2, 2018 to October 31, 2018; however, the final term was postponed to November 30, 2018. Employment terminations will be carried out based on a previously set schedule, during the validity of the Program, i.e. from January 2, 2019 to December 30, 2020.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination, as per the table below:

Length of service at SABESP (years)	% of the Guarantee Fund for Length of Service (FGTS)
more than 15	40%
11 - 15	30%
6 - 10	15%
0 - 5	5%

In the first quarter of 2019, the Company wrote-off R$ 22,766, corresponding to the provision of compensatory payments of employees enrolled in the Program. As of March 31, 2019, the balance totaled R$ 273,705, R$ 28,438 of which recorded under current liabilities and R$ 245,267 under noncurrent liabilities.

As of March 31, 2019 and 2018, the total provisioned corresponding to TAC were R$ 144,270 and R$ 267,500, respectively, R$ 139,166 of which recorded under current liabilities (R$ 260,785 in 2018) and R$ 5,104 under noncurrent liabilities (R$ 6,715 in 2018).

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Notes to the Interim Financial Information

23            Equity

(a)        Subscribed and paid-in capital

As of March 31, 2019 and December 31, 2018, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	March 31, 2019		December 31, 2018
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	222,124,772	32.50%	212,612,143	31.10%
The Bank Of New York ADR Department (equivalent in shares) (*)	115,771,267	16.93%	125,278,967	18.33%
Other	2,089,545	0.31%	2,094,474	0.31%
	683,509,869	100.00%	683,509,869	100.00%
(*) each ADR corresponds to 1 share.

24          Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to March 2019	January to March 2018

Profit attributable to Company’s owners	647,291	580,431
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.94701	0.84919

25             Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	January to March 2019
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	3,536,147	603,527	4,139,674
Gross sales deductions	(261,170)	-	(261,170)
Net operating revenue	3,274,977	603,527	3,878,504
Costs, selling, general and administrative expenses	(2,156,481)	(589,958)	(2,746,439)
Income from operations before other operating expenses, net and equity accounting	1,118,496	13,569	1,132,065
Other operating income/(expenses), net			7,827
Equity accounting			1,764
Financial result, net			(150,456)
Income before taxes			991,200
Depreciation and amortization	(410,863)	-	(410,863)

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Notes to the Interim Financial Information

(i)       See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived assets.

(ii)     Construction revenue and related costs not reported to the CODM.

	January to March 2018
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating revenue	3,280,846	647,203	3,928,049
Gross sales deductions	(228,381)	-	(228,381)
Net operating revenue	3,052,465	647,203	3,699,668
Costs, selling, general and administrative expenses	(1,998,720)	(632,652)	(2,631,372)
Income from operations before other operating expenses, net and equity accounting	1,053,745	14,551	1,068,296
Other operating income/(expenses), net			11,492
Equity accounting			2,817
Financial result, net			(193,933)
Income before taxes			888,672
Depreciation and amortization	(327,899)	-	(327,899)

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Notes to the Interim Financial Information

(i)       See Note 31 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived assets.

(ii)     Construction revenue and related costs not reported to the CODM.

Explanation on the reconciliation items for the financial statements. The impacts on gross operating income and costs are as follows:

	January to March 2019	January to March 2018

Gross revenue from construction recognized under ICPC 1 (R1) (a)	603,527	647,203
Construction costs recognized under ICPC 1 (R1) (a)	(589,958)	(632,652)

Construction margin	13,569	14,551

(a) Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47 / IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e).

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Notes to the Interim Financial Information

26             Operating revenue

(a)      Revenue from sanitation services:

	January to March 2019	January to March 2018

Metropolitan Region of São Paulo	2,468,134	2,280,557
Regional systems	1,068,013	1,000,289
Total	3,536,147	3,280,846

(b)      Reconciliation between gross operating income and net operating income:

	January to March 2019	January to March 2018

Revenue from sanitation services (i)	3,536,147	3,280,846
Construction revenue	603,527	647,203
Sales tax	(246,521)	(214,910)
Regulation, Control and Oversight Fee (TRCF) (ii)	(14,649)	(13,471)
Net revenue	3,878,504	3,699,668

(i)  Includes the amounts of R$ 16,718 and R$ 15,509 from January to March 2019 and 2018, respectively, from the TRCF charged from customers from the municipalities regulated by ARSESP.

(ii) Amount payable to ARSESP referring to regulation, control and oversight activities, pursuant to State Complementary Law 1,025/07.

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Notes to the Interim Financial Information

27             Operating costs and expenses

	January to March 2019	January to March 2018
Operating costs
Salaries, payroll charges and benefits	(499,548)	(457,587)
Pension obligations	(12,231)	(5,408)
Construction costs (Note 25)	(589,958)	(632,652)
General supplies	(55,100)	(52,148)
Treatment supplies	(86,693)	(75,931)
Outside services	(273,954)	(245,995)
Electricity	(282,434)	(221,237)
General expenses	(152,504)	(150,113)
Depreciation and amortization	(384,681)	(298,166)
	(2,337,103)	(2,139,237)

Selling expenses
Salaries, payroll charges and benefits	(70,022)	(70,754)
Pension obligations	(1,678)	(795)
General supplies	(1,720)	(1,431)
Outside services	(85,977)	(73,893)
Electricity	(367)	(314)
General expenses	(27,236)	(23,992)
Depreciation and amortization	(4,195)	(4,345)
	(191,195)	(175,524)

Bad debt expenses (Note 8 (c))	(7,760)	(48,631)

Administrative expenses
Salaries, payroll charges and benefits	(60,476)	(58,095)
Pension obligations	(37,059)	(37,313)
General supplies	(588)	(1,377)
Outside services	(62,244)	(57,302)
Electricity	(193)	(321)
General expenses	(12,010)	(72,144)
Depreciation and amortization	(21,987)	(25,388)
Tax expenses	(15,824)	(16,040)
	(210,381)	(267,980)

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Notes to the Interim Financial Information

	January to March 2019	January to March 2018
Operating costs and expenses
Salaries, payroll charges and benefits	(630,046)	(586,436)
Pension obligations	(50,968)	(43,516)
Construction costs (Note 25)	(589,958)	(632,652)
General supplies	(57,408)	(54,956)
Treatment supplies	(86,693)	(75,931)
Outside services	(422,175)	(377,190)
Electricity	(282,994)	(221,872)
General expenses	(191,750)	(246,249)
Depreciation and amortization	(410,863)	(327,899)
Tax expenses	(15,824)	(16,040)
Bad debt expenses (Note 8 (c))	(7,760)	(48,631)
	(2,746,439)	(2,631,372)

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Notes to the Interim Financial Information

28          Financial income (expenses)

	January to March 2019	January to March 2018
Financial expenses
Interest and charges on borrowings and financing – local currency	(81,168)	(78,169)
Interest and charges on borrowings and financing – foreign currency	(42,461)	(36,559)
Other financial expenses	(79,635)	(22,903)
Income tax over international remittance	(4,668)	(4,514)
Inflation adjustment on borrowings and financing	(16,692)	(19,649)
Other inflation adjustments	(11,180)	(9,764)
Interest and inflation adjustments on provisions	(16,673)	12,541
Total financial expenses	(252,477)	(159,017)

Financial income
Inflation adjustment gains	25,810	14,753
Income on short-term investments	38,975	37,578
Interest income	43,162	28,667
Cofins and Pasep	(5,019)	(3,766)
Other	3	1
Total financial income	102,931	77,233

Financial income (expenses), net before exchange rate changes	(149,546)	(81,784)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing	(175)	(112,015)
Exchange rate changes on assets	(731)	(134)
Other exchange rate changes	(4)	-
Exchange rate changes, net	(910)	(112,149)

Financial income (expenses), net	(150,456)	(193,933)

(i)         Decrease of R$ 111.8 million in exchange rate changes from borrowings and financing, due to the 0.2% depreciation of the Yen against the Real in the first quarter of 2019, versus the 6.3% appreciation in the first quarter of 2018.

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Notes to the Interim Financial Information

29             Other operating income (expenses), net

	January to March 2019	January to March 2018

Other operating income, net	13,385	17,425
Other operating expenses	(5,558)	(5,933)

Other operating income (expenses), net	7,827	11,492

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

30            Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of March 31, 2019:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	766,484	1,608,072	286,069	1,107,432	3,768,057
Contractual obligations - Investments	1,710,659	3,137,546	1,255,653	5,860,810	11,964,668
Total	2,477,143	4,745,618	1,541,722	6,968,242	15,732,725

The main commitment refers to the São Lourenço PPP. See Note 14 (g).

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Notes to the Interim Financial Information

31             Supplemental cash flow information

	January to March 2019	January to March 2018

Total additions of contract assets (Note 13)	667,391	685,779
Total additions to intangible assets (Note 14 (b))	101,313	607

Items not affecting cash (see breakdown below)	(559,152)	(456,410)

Total additions to intangible assets and contract assets as per statement of cash flows	209,552	229,976

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	80,014	143,041
Contractors payable	290,109	210,024
Public-Private Partnership – São Lourenço PPP (Note 14 (g))	75,406	85,576
Leases	100,054	3,218
Construction margin (Note 25)	13,569	14,551
Total	559,152	456,410

32             Events after the reporting period

•          23rd Debenture Issue

On April 8, 2019, the 23rd issue of simple, unsecured and not convertible debentures, in up to two series, for public distribution, with restricted placement efforts was approved pursuant to CVM Instruction 476, of January 16, 2009, in the total amount of up to one billion and five hundred million reais (R$ 1,500,000,000.00). The Offer is contingent to the issue of, at least, seven hundred and fifty thousand (750,000) Debentures, in the total amount of seven hundred and fifty million reais (R$ 750,000,000.00). The issue and the number of Debentures to be placed in each series, the remuneration of the Debentures and the total amount of the Offer will be defined according to the book building process, in the communicating vessels system.

•          Tariff adjustment

On April 10, 2019, the São Paulo State Energy and Sanitation Regulatory Agency (ARSESP) published Resolution 859, which authorizes the Company to apply a tariff adjustment index of 4.7242% to its current tariffs, comprised of:

•      IPCA variation in the period, of 4.5754%;

•      Efficiency factor (X Factor), of 0.6920%; and

•      Compensatory adjustment of 0.8408%, as described in Technical Note NT.F-0010-2018.

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Notes to the Interim Financial Information

•          Program Contract

On April 12, 2019, the Company renewed the Program Contract with the municipality of Espírito Santo do Turvo for 30 years.

•          Corporate reorganization

The State Privatization Program’s Board, established by State Law 9,361, of July 5, 1996, resolved, on a meeting held on April 24, 2019 and ratified on April 26, 2019, to create a work group with the purpose of evaluating alternatives on SABESP’s corporate reorganization.

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Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 3/31/2019
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Board of Executive Officers	-	-	-	-

Fiscal Council	114	0.0%	114	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,527,399	50.3%	343,527,399	50.3%

Outstanding Shares	339,985,584	49.7%	339,985,584	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 3/31/2018
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Board of Executive Officers	-	-	-	-

Fiscal Council	4	0%	4	0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,524,289	50.3%	343,524,289	50.3%

Outstanding Shares	339,985,580	49.7%	339,985,580	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 3/31/2019 (Number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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ITR – Quarterly Financial Form – 3/31/2019 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Unqualified Reports on Special Review

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended March 31, 2019, comprising the Financial position as of March 31, 2019 and the statement of income, comprehensive income, changes in equity and cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters - Statement of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2019, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Financial Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, May 09, 2019.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, items V and VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the interim financial information for the period ended March 31, 2019.

São Paulo, May 9, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer
Adriano Candido Stringhini

Corporate Management Officer
Edison Airoldi

Technology, Project and Environment Officer
Paulo Massato Yoshimoto

Metropolitan Officer
Ricardo Daruiz Borsari

Regional System Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, items V and VI, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended March 31, 2019.

São Paulo, May 9, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer
Adriano Candido Stringhini

Corporate Management
Officer Edison Airoldi

Technology, Project and Environment
Officer Paulo Massato Yoshimoto

Metropolitan Officer
Ricardo Daruiz Borsari

Regional Systems Officer

PAGE: 85 of 84

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 24, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.